

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2023

Tao Zou
Chief Executive Officer
Kingsoft Cloud Holdings Ltd
Building D, Xiaomi Science and Technology Park
No. 33 Xierqi Middle Road
Haidian District
Beijing, 100085, the People's Republic of China

> **Re: Kingsoft Cloud Holdings Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-39278**

Dear Tao Zou:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Ran Li